NOTICE TO READERS

This notice accompanies, and should be read in conjunction with, the Extractive Sector Transparency Measures Act Annual Report (the "ESTMA Report") for the year ended 2017 of Eldorado Gold Corporation filed March 25, 2019 via SEDAR with Canadian securities regulatory authorities under SEDAR Project Number 02889490. The ESTMA Report was filed without indicating Integra Gold Corp.'s inclusion as a subsidiary reporting entity under Eldorado Gold Corporation, which is now amended. There are no changes to the payments reported.

Extractive Sector Transparency Measures Act - Annual Report

eldorado gold

Reporting Entity Name	Eldorado Gold Corporation					
Reporting Year	**From**	1/1/2017	**To:**	12/31/2017	**Date submitted**	5/29/2020
Reporting Entity ESTMA Identification Number	E919377		○ Original Submission ◉ Amended Report		**Report Version** 2	
Other Subsidiaries Included (optional field)						
For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Integra Gold Corp. (ID: E558445)					
Not Substituted						

Attestation Through Independent Audit

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest that I engaged an independent auditor to undertake an audit of the ESTMA report for the entity(ies) and reporting year listed above. Such an audit was conducted in accordance with the Technical Reporting Specifications issued by Natural Resources Canada for independent attestation of ESTMA reports.

The auditor expressed an unmodified opinion, dated 2018-05-29, on the ESTMA Report for the entity(ies) and period listed above.
The independent auditor's report can be found at the end of this ESTMA report.

Full Name of Director or Officer of Reporting Entity	**Philip Yee**	**Date**	*5/29/2020*
Position Title	**Executive VP and Chief Financial Officer**		

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	**From:**	1/1/2017	**To:**	12/31/2017
Reporting Entity Name		Eldorado Gold Corporation	**Currency of the Report**	USD
Reporting Entity ESTMA Identification Number		E919377		
Subsidiary Reporting Entities (if necessary)		Integra Gold Corp. (ID: E558445)		

Payments by Payee

Country	Payee Name	Departments, Agency, etc... within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Romania	Certej Municipal Government				130,000					**130,000**	Payments made to the Certej Local Council. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.056.
Romania	Baita Municipal Government				100,000					**100,000**	Payments made to the Baita Local Council. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.056.
Greece	Federal Government of Greece		180,000	150,000						**330,000**	Payments made to the Greek State. Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 0.887. The breakdown of the amounts paid to the payee is as follows: 1) Taxes: 180,000 paid in cash and $680,000 paid through offset of VAT refundable. 2) Royalties: $150,000 paid in cash and $670,000 paid through offset of VAT refundable and Greek State penalties refundable.
Turkey	Federal Government of the Republic of Turkey		10,010,000	7,400,000	20,100,000					**37,510,000**	Payments made to the Eamo Tax Office, Kavaklıdere Tax Office, Regional Directorate of Forestry, General Directorate of Mining, and Baskent Tax Office. Taxes: 10,010,000 paid in cash, 35,140,000 paid through offset of VAT refundable. Taxes include corporate taxes paid and withholding tax on a dividend payment. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.648.

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2017	To:	12/31/2017
Reporting Entity Name		Eldorado Gold Corporation	Currency of the Report	USD
Reporting Entity ESTMA Identification Number		E919377		
Subsidiary Reporting Entities (if necessary)		Integra Gold Corp. (ID: E558445)		

Payments by Payee

Country	Payee Name	Departments, Agency, etc... within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Turkey	Ulubey Municipal Government		130,000							**130,000**	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.648.
Turkey	Mendiros Municipal Government		180,000	170,000						**350,000**	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.648.
Turkey	Usak Municipal Government		780,000							**780,000**	Payments made to the Usak Tax Office. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.648.
Brazil	Federal Government of the Federative Republic of Brazil				220,000					**220,000**	Payments made to the National Department of Mineral Production. Payments made in BRL, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.194.
Canada	Municipality of Val-d'Or		130,000							**130,000**	Payments made in CAD, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.298.

Additional Notes: Reason for amended report: The original submission did not indicate Integra Gold Corp.'s inclusion as a subsidiary Reporting Entity under Eldorado Gold Corporation. There is no change in payments reported.

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From: 1/1/2017	To: 12/31/2017	
Reporting Entity Name	Eldorado Gold Corporation	Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E919377		
Subsidiary Reporting Entities (if necessary)	Integra Gold Corp. (ID: E558445)		

Payments by Project

Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Romania	Certej			230,000					**230,000**	
Turkey	Kisladag	950,000	4,810,000	17,240,000					**22,800,000**	
Turkey	Ankara Corporate Office	9,800,000		260,000					**10,060,000**	
Turkey	Efemcukuru	350,000	2,960,000	2,600,000					**5,910,000**	
Greece	Kassandra	180,000	150,000						**330,000**	
Brazil	Rolulos de Linha			220,000					**220,000**	
Canada	Lamaque	130,000							**130,000**	

Additional Notes: Reason for amended report: The original submission did not indicate Integra Gold Corp.'s inclusion as a subsidiary Reporting Entity under Eldorado Gold Corporation. There is no change in payments reported.

Reporting Principles

1. **Basis of Accounting**
   The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the "Schedules") prepared by Eldorado Gold Corporation (the "Company") for the year ended December 31, 2017 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2.3 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractor Sector Transparency Measures Act – Guidance Version 2 (collectively the "financial reporting framework").

   The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2. **Basis of Presentation**
   The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

   The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3. **Reporting Currency**
   All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4. **Rounding**
   All figures have been rounded to the nearest $10,000 U.S. dollars.

5. **Control**
   As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.

KPMG LLP
Chartered Professional Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To Eldorado Gold Corporation and the Minister of Natural Resources Canada

We have audited the accompanying Schedule of Payments by Payee totaling $39,680,000 and the Schedule of Payments by Project totaling $39,680,000 of Eldorado Gold Corporation (the "Company") for the year ended December 31, 2017 and notes comprising a summary of significant accounting policies and other explanatory information (together "the Schedules"). The schedules have been prepared by management in accordance with the financial reporting provisions in Section 2, 3, 4 and 9 of the Extractive Sector Transparency Measures Act ("ESTMA"), Section 2.3 of the ESTMA - Technical Reporting Specifications and Section 3 of the Extractive Sector Transparency Measures Act – Guidance Version 2 (collectively, the "financial reporting guidance").

Management's Responsibility for the Schedules

Management is responsible for the preparation of the schedules in accordance with the financial reporting framework referred to above, and for such internal control as management determines is necessary to enable the preparation of the schedules that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these schedules based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement in the schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation of the schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Schedule of Payments by Payee amounting to $39,680,000 and the Schedule of Payments by Project amounting to $39,680,000 of the Company for the year ended December 31, 2017 are prepared, in all material respects, in accordance with the financial reporting framework referred to above.

Basis of Accounting

Without modifying our opinion, we draw attention to Note 1 of the Schedules, which describes the basis of accounting. The Schedules are prepared to provide information to the Directors of Eldorado Gold Corporation and the Minister of Natural Resources of Canada to assist the Company in meeting the requirements of the ESTMA. As a result, the Schedules may not be suitable for another purpose.

Restriction on Use

Our report is intended solely for management and the Board of Directors of the Company and the Minister of Natural Resources Canada, and should not be used by parties other than management and the Board of Directors of the Company and Minister of Natural Resources Canada.

KPMG LLP

Chartered Professional Accountants

May 29, 2018
Vancouver, Canada